December 8, 2006
By Facsimile and U.S. Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. Karl Hiller Branch Chief

Re:	Dean Foods Company Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 10, 2006 File No. 001-12755
     This letter is submitted on behalf of Dean Foods Company (the “Company”) in response to the staff’s comment letter dated November 27, 2006 relating to the Company’s Form 10-K filed on March 10, 2006. For ease of reference, we have included the full text of the staff’s comments below.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 6 – Intangible Assets, page F-16
1. Below the table presenting the changes in carrying value of goodwill, you explain a $29.4 million reduction in goodwill for WhiteWave Foods as the result of the settlement of a contractual obligation in an amount less than previously estimated in the preliminary purchase price allocation. Please tell us and revise your disclosure to explain which business acquisition the contractual obligation was related to and when the acquisition occurred. If the acquisition occurred more than a year prior to the time the contractual obligation was settled, tell us why the settlement was reported as a purchase price adjustment considering the guidance in paragraphs 40-41 of SFAS 141.
Response:
On January 2, 2004, we completed the acquisition of 87% of the outstanding common stock (the “Acquisition”) of Horizon Organic Holding Corporation (“Horizon”). We previously owned approximately 13% of the outstanding common stock as a result of

Mr. Karl Hiller
U. S. Securities and Exchange Commission
December 8, 2006

investments made in 1998. During the due diligence process, we identified certain related long-term processing and distribution agreements (collectively referred to as the “Agreement”) with a third party processor and its affiliates (collectively referred to as the “Processor”) which we intended to exit due to its uneconomic terms when integrated into the Company’s existing operations. In 2004, in accordance with the provisions of EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, we recorded a liability of $77.2 million, representing the estimated cost to exit the Agreement. This liability was included in the purchase price allocation. Negotiations to exit the Agreement continued, and in November of 2005 we were successful in reaching an agreement with the Processor to exit a portion of the Agreement, reducing the quantities required to be processed at the Processor’s facility, and eliminating certain penalties under the Agreement. The negotiated settlement required payment of $47.3 million ($10 million of which was paid in December of 2005 and the remainder paid in January of 2006).
In evaluating the accounting for the difference between the original liability recorded to exit the Agreement and the ultimate amount paid under the settlement, we followed the guidance in EITF Issue No. 95-3 which states, in part:
The Task Force also reached a consensus that when the ultimate amount of a cost expended is less than the amount recorded as a liability assumed in a purchase business combination as a result of applying the above consensuses, the excess should reduce the cost of the acquired company.
As the original liability was established under the provisions of EITF Issue No. 95-3, we did not follow the guidance contained in paragraphs 40-41 of SFAS 141. We noted that EITF Issue No. 95-3 specifically states:
... The Task Force observed that costs related to plans to exit activities and involuntarily terminate or relocate employees that are recorded as part of the purchased entity under this Issue are not preacquisition contingencies ...
Included in Note 15 to our Consolidated Financial Statements, “Facility Closing and Reorganization Costs”, is a section entitled “Acquired Facility Closing and Exit Costs” which includes a table identifying the accrual and its resolution, as well as a description of the nature of the accrued costs. As the settlement of the liability resulted in an adjustment to the purchase price as noted above under EITF Issue No. 95-3, the corresponding reduction in goodwill is reflected in Note 6.
Beginning with our Form 10-K for the period ending December 31, 2006, we will revise Note 6 to clarify the adjustment as follows:

Mr. Karl Hiller
U. S. Securities and Exchange Commission
December 8, 2006

The adjustments to WhiteWave Foods Company in 2005 primarily represent the difference between the cost of eliminating certain contractual obligations entered into by Horizon prior to our acquisition of that company and the estimated costs to exit entirely from such activities and related obligations as originally estimated in the purchase price allocation.
Note 11 — Stockholders’ Equity, page F-29
2. Within the table of stock options granted, cancelled and exercised, you present a total of 2,466,594 shares granted during 2005 with a weighted average exercise price of $28.90. Per your table of the high and low sales price of your common stock as quoted on the New York Stock Exchange for the year ended December 31, 2005 as presented on page 19, the low price for the year was $31.74 during the first quarter of 2005. Please tell us how the weighted average price of stock options granted during 2005 is below the low sales price of your common stock. If necessary, revise your tables to correct this discrepancy.
Response:
As disclosed in Notes 1 and 2 to our Consolidated Financial Statements, we completed the spin-off (“Spin-off”) of our indirect majority owned subsidiary TreeHouse Foods, Inc. (“TreeHouse”) on June 27, 2005. The Spin-off was completed by a share dividend of the TreeHouse common stock to our stockholders.
As a result of the share dividend, the fair value of Dean Foods’ common stock declined. We elected to change the number and exercise prices of options outstanding at the time of the Spin-off, including those options granted in 2005 prior to the Spin-off, in order to maintain the aggregate intrinsic value of such options. Such adjustments were made in a manner consistent with paragraphs 52 — 53 of FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation. In Note 11, we disclose the number and average price of options granted in 2005, adjusted for the effects of the Spin-off. We separately disclose the impact on options outstanding at the time of the Spin-off which were granted prior to January 1, 2005.
The table of high and low sale prices of our common stock on page 19 are the historical stock prices of our common stock as quoted on the New York Stock Exchange (“NYSE”). As disclosed in the paragraph immediately following the table on page 19, the historical stock prices of our common stock were not restated for the impact of the Spin-off. Consistent with historical practices, the majority of our option grants made in 2005 occurred in the first quarter, which was prior to the Spin-off.
Beginning with our Form 10-K for the period ending December 31, 2006, we will revise the stock option table in Note 11 to clarify the adjustments as follows (changes are underlined):

Mr. Karl Hiller
U. S. Securities and Exchange Commission
December 8, 2006

Options at December 31, 2004
Granted (1) (3)
Adjustment to options granted prior to December 31, 2004
and outstanding at the time of the Spin-off (3)
As requested by the staff, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
December 8, 2006

     If you have any questions concerning the matters discussed in this letter, please call the undersigned at (214) 303-3443.

Sincerely,

/s/ Jack F. Callahan, Jr. Jack F. Callahan, Jr.
Executive Vice President and Chief Financial Officer

cc:	Mark A. Wojciechowski, Staff Accountant, U.S. Securities and Exchange Commission
Steve Green, Chairman of the Audit Committee for Dean Foods
Randy Stokx, Audit Partner, Deloitte & Touche
Meredith Cross, Partner, WilmerHale